iShares Trust
N-SAR filing dated 1/31/03
Attachment for Item 77E

The Trust is currently a defendant in an action in the U.S. District Court for the Northern District of Illinois. There are numerous other defendants, including the Trust's investment advisor, other exchange traded funds, various fund service providers and market makers, and the Chicago Stock Exchange, Inc. A company named MOPEX, Inc. is the plaintiff in this action. MOPEX claims that the actions of the parties, including the Trust, infringe a patent held by MOPEX, and that the parties engaged in a "conspiracy" amongst themselves to infringe the patent. MOPEX's patent, however, was recently found to be invalid by the judge in a related case in the U.S. District Court for the Southern District of New York. Although the Trust is not a party to the action in New York, the Trust believes that the recent ruling will permit the action in Illinois to be dismissed or resolved quickly.